# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mesa Laboratories, Inc., CIK 0000724004
CUSIP: 59064R109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 12100 West Sixth Ave., Lakewood, California (CA), 80228
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001748049

## Reporting persons
- Long Path Smaller Companies Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 477,126; sole dispositive power 0; shared dispositive power 477,126; aggregate amount beneficially owned 477,126 (8.6% of the class)
- Long Path Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 477,126; sole dispositive power 0; shared dispositive power 477,126; aggregate amount beneficially owned 477,126 (8.6% of the class)
- Long Path Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 477,126; sole dispositive power 0; shared dispositive power 477,126; aggregate amount beneficially owned 477,126 (8.6% of the class)
- Long Path Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 477,126; sole dispositive power 0; shared dispositive power 477,126; aggregate amount beneficially owned 477,126 (8.6% of the class)
- William Thomas Brennan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 477,126; sole dispositive power 0; shared dispositive power 477,126; aggregate amount beneficially owned 477,126 (8.6% of the class)
- Brian Paul Nelson: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 477,126; sole dispositive power 0; shared dispositive power 477,126; aggregate amount beneficially owned 477,126 (8.6% of the class)

## Item 1. Issuer
Name of issuer: Mesa Laboratories, Inc.
Address of issuer's principal executive offices: 12100 West Sixth Ave., Lakewood, CO 80228

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G is filed by (i) Long Path Smaller Companies Fund, LP (the "Fund"), (ii) Long Path Fund GP, LLC (the "Fund GP"), as the general partner of the Fund, (iii) Long Path Partners, LP (the "Adviser"), as the investment adviser to the Fund, (iv) Long Path Holdings LLC (the "Adviser GP"), as the general partner of the Adviser, (v) William Thomas Brennan, as the managing member of the Fund GP and the Adviser GP and co-portfolio manager of the Fund, and (vi) Brian Paul Nelson, as co-portfolio manager of the Fund and a member of the Adviser GP (each, a "Reporting Person" and collectively, the "Reporting Persons"). Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on March 13, 2026 and Amendment No. 1 thereto filed on April 15, 2026 (as so amended, the "Schedule 13G"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was filed as Exhibit A to the initial filing of the Schedule 13G. The shares reported herein are directly held by the Fund and each Reporting Person disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein.
Address of principal business office or, if none, residence: c/o Long Path Partners, 1 Landmark Square, Suite 1920, Stamford, CT 06901
Citizenship: The Fund is a Delaware limited partnership. The Fund GP is a Delaware limited liability company. The Adviser is a Delaware limited partnership. The Adviser GP is a Delaware limited liability company. William Thomas Brennan and Brian Paul Nelson are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Percent of class: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 5,524,931 shares of Common Stock outstanding as of May 21, 2026, as reported in the Issuer's Report on Form 10-K for the fiscal year ended March 31, 2026 filed with the Securities and Exchange Commission on June 3, 2026.
Sole power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Long Path Smaller Companies Fund, LP: /s/ William Thomas Brennan, William Thomas Brennan/Managing Member of Long Path Fund GP, LLC, its general partner (07/07/2026)
- Long Path Fund GP, LLC: /s/ William Thomas Brennan, William Thomas Brennan/Managing Member (07/07/2026)
- Long Path Partners, LP: /s/ William Thomas Brennan, William Thomas Brennan/Managing Member of Long Path Holdings LLC, its general partner (07/07/2026)
- Long Path Holdings LLC: /s/ William Thomas Brennan, William Thomas Brennan/Managing Member (07/07/2026)
- William Thomas Brennan: /s/ William Thomas Brennan, William Thomas Brennan/individually (07/07/2026)
- Brian Paul Nelson: /s/ Brian Paul Nelson, Brian Paul Nelson/individually (07/07/2026)